UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 - Exit Filing)

Counterpath Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22228P302

(CUSIP Number)

December 13, 2017

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P302

1.	Names of Reporting Persons Scott Emett Lamacraft

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 197,800

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 197,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1
	1(a)	Name of Issuer: Counterpath Corporation
	1(b)	Address of Issuer’s Principal Executive Offices: Suite 300-505 Burrard Street Vancouver, British Columbia V7X 1M3 Canada

Item 2
	2(a)	Name of Person Filing: Scott Emett Lamacraft
	2(b)	Address of Principal Business Office or, if none, Residence: 15 Wychwood Park Toronto, Ontario M6G 2V5 Canada
	2(c)	Citizenship: Ontario, Canada
	2(d)	Title of Class of Securities Common Stock
	2(e)	CUSIP Number 22228P302

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under section 15 of the Act.
	b.	☐	Bank as defined in section 3(a)(6) of the Act.
	c.	☐	Insurance company as defined in section 3(a)(19) of the Act.
	d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	j.	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 197,800
(b) Percent of class: 3.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 197,800
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 197,800
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2017	By:	/s/ Scott Emett Lamacraft
Scott Emett Lamacraft